Exhibit 99.1

Farmmi to Hold December 20, 2021 Extraordinary General Meeting

Lishui, China, November 1, 2021 –Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI) announced it will hold an extraordinary general meeting (“AGM”) on December 20, 2021 at 10:00 A.M., local time (9:00 P.M. ET on December 19, 2021) at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China. Shareholders as of the record date, 5:30 p.m. Eastern time on November 12, 2021, will be entitled to vote at the Extraordinary General Meeting.

The Company’s Board of Directors (the “Board”) proposes to increase the Company’s authorized share capital, and amend and restate the Company’s Memorandum and Articles in order to reflect such increase and to set up a staggered Board that is divided into three classes, where approximately one-third of the Board is elected each year and each individual director serves a three-year term.

About Farmmi, Inc.

Farmmi Inc. (NASDAQ: FAMI) was Established in 1998, formerly known as Zhejiang Forasen Food Co., Ltd., which is an agricultural e-commerce technology enterprise. Headquartered in Lishui, Zhejiang, is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This press release contains forwarding-looking statement within information about Farmmi Inc.’s views on its future expectations, plans and prospects. We remind you not to rely too much on these forward-looking statements. Due to various of factors, actual results may differ materially from the anticipated results, including but not limited to its ability to raise additional funds, maintain and develop business, variability of business performance, ability to maintain and enhance its brand, development and launch of new products and services, successful integration of acquired companies, technologies and assets into its product and service portfolio, marketing and other business development initiatives, industry competition, general government regulation, economic conditions, the impact of the novel coronavirus pneumonia, dependence on key personnel, attracting, hiring and retaining personnel with the skills and experience required to meet customer requirements, and the ability to protect their intellectual property rights. Farmmi Inc. encourages you to review other factors that may affect its future results in its registration statement and other documents submitted to the U.S. Securities and Exchange Commission. The forward-looking statements in this press release are based on current expectations, our company does not undertake the obligation to update these forward-looking statements.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com